Exhibit 99.1

ICON Reports First Quarter 2013 Revenue of $317 Million, up 26% year on year and non-GAAP EPS of 36c.

Highlights – First Quarter Fiscal 2013.

  Quarter 1 net revenue increased 26% year on year to $317 million.
  Income from operations, excluding restructuring and other items, was $27.4 million or 8.7% of revenue.
  Earnings per share, excluding restructuring and other items, was 36 cents.
  Gross Business wins were $481 million, representing a gross book to bill of 1.52, Net business wins were $422 million, representing a net book to bill of 1.33.

DUBLIN--(BUSINESS WIRE)--April 25, 2013--ICON plc, (NASDAQ:ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2013.

For the first quarter, net revenues grew 26% year on year to $316.8 million from $252.3 million in Q1 2012.

Income from operations, excluding restructuring and other items, was $27.4 million or 8.7% of revenue, compared to $11.7 million or 4.7% for the same quarter last year. Net income, excluding restructuring and other items, was $22.2 million or 36 cents per share on a diluted basis, compared with $8.9 million or 15 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 33 days at March 31, 2013, compared with 40 days at the end of December 2012.

For the quarter ended March 31, 2013, cash generated from operating activities was $69.4 million and capital expenditure was $9.4 million. The company’s net cash amounted to $201 million at March 31, 2013, compared to net cash of $190 million at December 31, 2012.

During the quarter the company recorded a charge of $4.4 million in relation to restructuring costs and other items. US GAAP income from operations after these items amounted to $23 million or 7.3% of revenue. US GAAP net income for the quarter was $19 million or 31 cents per share.

CEO Ciaran Murray commented, “Q1 represents an encouraging start to 2013. Revenue increased year on year by 26%, and we continued to make progress in expanding our operating margins, reaching 8.7% in the quarter. We reported net new business of $422 million, a book to bill of 1.3, giving us a solid foundation upon which to build during the remainder of 2013.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call today, April 25, 2013 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this press release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in reports filed with the US Securities and Exchange Commission by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 79 locations in 37 countries and has approximately 10,200 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited)

(Before restructuring and other items)

Three Months ended March 31, 2013 and March 31, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2013	2012

Gross Revenue	419,059	343,055

Reimbursable expenses	102,270	90,722

Net Revenue	316,789	252,333

Costs and expenses
Direct costs	202,361	162,284
Selling, general and administrative	75,564	67,515
Depreciation and amortization	11,456	10,802

Total costs and expenses	289,381	240,601

Income from operations	27,408	11,732

Net interest expense	(185)	(35)

Income before provision for income taxes	27,223	11,697

Provision for income taxes	(5,021)	(2,726)

Net income	22,202	8,971

Net income per ordinary share
Basic	$0.37	$0.15

Diluted	$0.36	$0.15

Weighted average number of ordinary shares
Basic	60,404,242	60,086,104

Diluted	61,323,594	60,708,469

ICON plc

Consolidated Income Statements (Unaudited)

(US GAAP)

Three Months ended March 31, 2013 and March 31, 2012

(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2013	2012

Gross Revenue	419,059	343,055

Reimbursable expenses	102,270	90,722

Net Revenue	316,789	252,333

Costs and expenses
Direct costs	202,361	162,284
Selling, general and administrative	75,564	67,515
Depreciation and amortization	11,456	10,802
Restructuring and other items	4,412	-

Total costs and expenses	293,793	240,601

Income from operations	22,996	11,732

Net interest expense	(185)	(35)

Income before provision for income taxes	22,811	11,697

Provision for income taxes	(3,766)	(2,726)

Net income	19,045	8,971

Net income per ordinary share
Basic	$0.32	$0.15

Diluted	$0.31	$0.15

Weighted average number of ordinary shares
Basic	60,404,242	60,086,104

Diluted	61,323,594	60,708,469

ICON plc

Summary Balance Sheet Data

March 31, 2013 and December 31, 2012

(Dollars, in thousands)

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)

Net cash	200,506	190,230

Accounts receivable	261,062	285,419
Unbilled revenue	115,431	112,483
Payments on account	(221,720)	(219,467)
Total	154,773	178,435

Working Capital	228,340	250,326

Total Assets	1,231,220	1,202,108

Shareholder's Equity	767,932	754,575

CONTACT:
ICON plc
Investor Relations 1-888-381-7923
or
Brendan Brennan, Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes EVP Investor Relations and Corporate Development
+ 353 –1-291-2000
http://www.iconplc.com